SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE NEW YORK, NY 10017-3954 (212) 455-2000

FACSIMILE (212) 455-2502
DIRECT DIAL NUMBER (212) 455-3577		E-MAIL ADDRESS AKELLER@STBLAW.COM

April 26, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sonia Gupta Barros

Re:	Acceleration Request for Oaktree Real Estate Income Trust, Inc. Registration Statement on Form S-11 (File No. 333-223022)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the request of our client, Oaktree Real Estate Income Trust, Inc., that effectiveness of the above-referenced Registration Statement on Form S-11 be accelerated to 4:00 p.m., Eastern Daylight Time, on April 30, 2018, or as soon as practicable thereafter.

Please do not hesitate to call me at (212) 455-3577 with any questions.

Very truly yours,

/s/ Andrew R. Keller
Andrew R. Keller

Oaktree Real Estate Income Trust, Inc.

333 South Grand Avenue, 28th Floor

Los Angeles, CA 90071

April 26, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sonia Gupta Barros

Re:	Acceleration Request for Oaktree Real Estate Income Trust, Inc. Registration Statement on Form S-11 (File No. 333-223022)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Oaktree Real Estate Income Trust, Inc. (the “Company”), hereby requests that the effective date of the above-referenced Registration Statement on Form S-11 be accelerated so that it may become effective at 4:00 p.m., Eastern Daylight Time, on April 30, 2018, or as soon thereafter as practicable.

The Company hereby authorizes Andrew R. Keller of Simpson Thacher & Bartlett LLP to orally modify or withdraw this request for acceleration. We request that we be notified of such effectiveness by telephone call to Andrew R. Keller at (212) 455-3577.

[Signature Page Follows]

Very truly yours,

OAKTREE REAL ESTATE INCOME TRUST, INC.

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Chief Securities Counsel and Secretary